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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                KYZEN CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

                UTAH                                      87-0475115
       (State of Incorporation                         (I.R.S. Employer
            or Organization)                          Identification No.)

                          430 HARDING INDUSTRIAL DRIVE
                               NASHVILLE, TN 37211
                    (Address of Principal Executive Offices)
                              --------------------


          If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

          If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form relates: Not Applicable.

          Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                        Name Of Each Exchange On Which Each
To Be So Registered                        Class Is To Be Registered:

                                           Boston Stock Exchange

Preferred Share Purchase Rights            Nasdaq
--------------------------------------     -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:
Not Applicable.


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ITEM 1.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On January 15, 1999, the Board of Directors of Kyzen Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of Class A Common Stock, $.01 par value, of the Company (the "Common Shares"). The Rights will be issued to holders of record of the Common Shares on January 15, 1999 (the "Record Date"), and each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), at a purchase price of $5.00 per Right (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 15, 1999 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent.

         Initially, the Rights will be attached to all Common Share certificates outstanding, and no separate certificates in respect of the Rights ("Rights Certificates") will be distributed. Any Common Shares issued by the Company following the Record Date will bear a legend indicating that the Rights are attached to such Common Share certificates. Shares issued and owned by shareholders prior to the Record Date will be deemed to have Rights attached. The Rights will separate from the Common Shares upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Shares Acquisition Date") that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, excluding certain specified persons (such person or group being an "Acquiring Person"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of, or an announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such certificates, (ii) new Common Share certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 15, 2009 unless earlier redeemed or extended by the Company.

         In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, the number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value


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equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of an event set forth in this paragraph (a "Flip-in Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Rights are not exercisable following the occurrence of a Flip-in Event, however, until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, after such time as a person becomes an Acquiring
Person: (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Shares of the Company are changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, the number of common stock of the acquiring company having a value equal to two times the Purchase Price.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the Current Market Price, as defined in the Rights Agreement, of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights will be issued and, in lieu thereof, an adjustment in cash will be made based on the "market price" (as defined in the Rights Agreement) of the Preferred Shares on the last trading date prior to the date of exercise.

         Generally, before such time as any person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the preceding paragraph.

         Before such time as any person becomes an Acquiring Person, any of the provisions of the Rights Agreement may be amended by the Board of Directors without the consent of



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the holders of the Rights, including lowering the threshold level of beneficial ownership necessary to become an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. After such time as any person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended to make changes which do not adversely affect the interests of holders of Rights.

         As of January 15, 1999, there were 5,006,781 Common Shares outstanding. Each Common Share outstanding at the close of business on January 15, 1999 will receive one Right. So long as the Rights are attached to the Common Shares, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future. A total of 100,000 Preferred Shares are initially reserved for issuance upon exercise of the Rights.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Board of Directors of the Company. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by a majority of the Directors who are not affiliated with the person making the offer. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Board may, at its option, at any time until ten days following the Shares Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

         The form of Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.           EXHIBITS.

         1. Form of Rights Agreement, dated as of January 15, 1999, between Kyzen Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Articles of Amendment to the Articles of Incorporation, setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Distribution Date.




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    KYZEN CORPORATION


                                    By:  /s/ Kyle J. Doyel
                                         -------------------------------------
                                         Kyle J. Doyel
                                         President and Chief Executive Officer


Date: January 15, 1999








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                                  EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
      1. Form of Rights Agreement, dated as of January 15, 1999, between Kyzen Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the form of Articles of Amendment to the Articles of Incorporation, setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Distribution Date.





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